Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Commission File Number: 001-31305

Date: September 12, 2014

IMPORTANT INFORMATION:

This material is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This material is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom.

In connection with the proposed offer, AMEC expects to file a registration statement on Form F-4, which will include a prospectus (the “prospectus”), and a Tender Offer statement on Schedule TO (the “Schedule TO”). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be delivered to Foster Wheeler, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Foster Wheeler shareholders. The proposed offer will be made by AMEC or an affiliate of AMEC and not by any other person, including Bank of America Merrill Lynch or Barclays.

The release, publication or distribution of this material in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this material is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS OF FOSTER WHEELER ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER.

The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at AMEC’s website, www.amec.com and on AMEC’s and Foster Wheeler’s common website, www.amecandfosterwheeler.com.

This material does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, AMEC may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

Forward-looking statements

This material contains statements which constitute “forward-looking statements”. Forward-looking statements include any statements related to the expected benefits or estimated synergies resulting from a transaction with Foster Wheeler and are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “will,” “may,” “continue,” “should” and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of AMEC, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements.

AMEC does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

The following was posted on AMEC’s intranet (AMECnet) and on AMEC’s and Foster Wheeler’s common site (www.amecandfosterwheeler.com) on September 12, 2014:

In this update I will cover a very important announcement about the planned acquisition, a few interesting meetings and my travelling to apparently the only city in the world where an aircraft can land in the central business district.

First I would like to write a few words about the last week as due to the integration planning update I did not have the opportunity to mention the employee results cascade I presented to the plc team in London. I sincerely hope you had yours (it is the same document I have presented) and if not, please ask your manager when it will take place in your area. The cascade is a great tool, encouraging a two-way dialogue between employees and line management, providing the latest information on our interim results, performance over the past six months and planned acquisition.

Speaking of the acquisition — as you know, the deal is now set to complete in Q4. However, we feel that it is better to end the calendar year in the same business structure, rather than try to change it to a new one for a short period of time. Therefore, we have made the decision that any changes to our operating structures and business processes will be introduced in the new year.  Apart from providing greater clarity for everyone, this also means that we have a clean end to the current year and an exciting start to the next.

Last week I also had a CEO briefing call with AMEC’s senior managers which represents a good platform to talk about how we are performing compared with our competitors and to dive deeper into important issues, concerns and opportunities. The call included an update on key priorities set at the Global Conference in 2012 when we launched our ‘2015 and beyond’ strategy for growth, such as Shared Service Centres, High Value Delivery Centres, HR strategy, and global mobility. In addition, I used this call to reiterate the HSSE message and reminded everybody of the ‘34 lucky escapes’ we have had so far, and the necessity for leading by example, talking about safety, being accountable, intervening and challenging risk perceptions, especially on routine tasks.

Moving on to this week, I met representatives of Chiyoda, a large Japanese engineering company specialising in industrial facilities, particularly oil refineries and LNG facilities. Most of their business takes place outside Japan, typically in the Middle East. I was accompanied by Jeff Reilly, Director of Strategy and Business Development and together, we explored possibilities of collaborating on opportunities outside the traditional oil and gas business.

This week my agenda also included the Asia House’s Chairman Lunch the aim of which is to bring together a small group of senior business figures to discuss and form consensus on engagement with Asia. Other participants included for example, AIG, Linklaters, HSBC, KPMG and others.

During a meeting with the British Ambassador to Brazil, I was able to talk about our presence and the work we do there. Brazil offers significant opportunities for AMEC in the oil and gas, environment & infrastructure and clean energy markets. We also touched on the upcoming elections which may have an impact on the strategy of some companies, such as Petrobras.

While on the subject of elections, on Monday I attended a business leaders’ reception organised by the UK’s Prime Minister and Chancellor of the Exchequer. The key topics of the discussion were the future of the UK in relation to the results of the elections in Scotland and what impact it may have, as well as the general state of the UK economy.

And hot off the press — the Dow Jones Sustainability Index results were released yesterday. I am proud to say we have not only been listed again this year but we are also back in the top spot as industry leader for the sector. Well done to the sustainability team!

Did you guess the only city in the world where you can land in the central business district? It is Perth. Yesterday I set out on my journey to Australia, and will update you on my trip next week.

Samir Brikho